Exhibit 99.1

SHARE ACQUISITION AGREEMENT

SHARE ACQUISITION AGREEMENT (the “Agreement”), dated as of April 8, 2010, by and between NAVIOS MARITIME HOLDINGS INC. (“NMH”), a corporation organized under the laws of the Republic of the Marshall Islands and NAVIOS MARITIME ACQUISITION CORPORATION (“NMAC”), a corporation organized under the laws of the Republic of the Marshall Islands.

RECITAL

WHEREAS, NMH is a significant shareholder in NMAC;

WHEREAS, pursuant to that certain Right of First Refusal and Corporate Opportunities Agreement, dated as of June 25, 2008, by and among, NMH, NMAC and Navios Maritime Partners L.P. (the “ROFR Agreement”), NMAC has a right of first refusal with respect to certain corporate opportunities in the shipping industry;

WHEREAS, in accordance with the ROFR Agreement, NMAC wishes to acquire from NMH, and NMH wishes to assign, transfer and sell to NMAC, the shares of common stock as set forth on Schedule B to this Agreement (the “Shares”) representing all of the issued and outstanding shares of common stock of Aegean Sea Maritime Holdings Inc. (“Aegean Sea Holdings”), a wholly owned subsidiary of NMH and the owner of the entities listed on Schedule A (the “Vessel-Owning Subsidiaries”), which Vessel-Owning Subsidiaries will take delivery, or hold an option for the delivery, as the case may be, of the vessels (the “Vessels”). The name (or, in the case of newbuild vessels, the vessel type) and the delivery date of each Vessel is set forth opposite the Vessel-Owning Subsidiary’s name on Schedule A hereto; and

WHEREAS, the Vessel-Owning Subsidiaries are each a party to an agreement for the purchase and delivery, or with respect to an option for the delivery, of a Vessel (each, a “Vessel Agreement”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Interpretation

Section 1.01  Definitions.  In this Agreement, unless the context requires otherwise or unless otherwise specifically provided herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity;

“Business Day” means any day other than a Saturday, Sunday or any statutory holiday on which banks in London, Greece and New York are required to close;

“Closing” has the meaning given to it in Section 2.02;

“Closing Date” means the day on which the Closing takes place;

“Contracts” has the meaning given to it in Section 5.08;

“Credit Agreements” mean the agreements between the Vessel-Owning Subsidiaries and (a) Deutsche Schiffsbank Aktiengesellschaft, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank dated April 7, 2010 (b) DVB Bank SE and Fortis Bank dated April 8, 2010 and (c) a credit facility of up to $52 million to be used to partially finance the acquisition of two currently operating LR1 vessels, which is currently in advanced negotiations;

“Encumbrance” means any mortgage, lien, charge, assignment, adverse claim, hypothecation, restriction, option, covenant, condition or encumbrance, whether fixed or floating, on, or any security interest in, any property whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, capital lease or other security arrangements of any kind;

“Governmental Authority” means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization;

“Initial Public Offering” means the initial public offering of NMAC pursuant to the Registration Statement;

“Losses” means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a third party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

“NMAC Indemnitees” has the meaning given to it in Section 9.01;

“NMH Indemnities” has the meaning given to it in Section 9.02;

“Notice” means any notice, citation, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from any Person;

“Parties” means all parties to this Agreement and “Party” means any one of them;

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

“Registration Statement” means the registration statement on Form F-1 filed by NMAC in connection with the Initial Public Offering, as it may be amended.

“Shares” has the meaning given to it in the recitals;

“Taxes” means all income, franchise, business, property, sales, use, goods and services or value added, withholding, excise, alternate minimum capital, transfer, excise, customs, anti-dumping, stumpage, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and charges and other taxes required to be reported upon or paid to any domestic or foreign jurisdiction and all interest and penalties thereon;

“Time of Closing” has the meaning given to it in Section 2.02;

“Vessel Agreement” has the meaning given to it in the recitals;

“Vessel-Owning Subsidiary” has the meaning given to it in the recitals; and

“Vessel” has the meaning given to it in the recitals.

ARTICLE II

Transfer of Shares; Closing

Section 2.01  Transfer of Shares.  NMH agrees to assign, sell and transfer to NMAC, and NMAC agrees to accept from NMH and in accordance with and subject to the terms and conditions set forth in this Agreement, the Shares.

Section 2.02  Closing.  On the terms and subject to the conditions of this Agreement, the transfer of the Shares of Aegean Sea Holdings shall take place within five Business Days after the date on which the stockholders of NMAC approve the transactions contemplated by this Agreement or on such other date as may be agreed upon in writing by NMH and NMAC (the “Time of Closing”). The assignment and transfer of Shares of Aegean Sea Holdings is hereinafter referred to as the “Closing.”

Section 2.03  Place of Closing.  The Closing shall occur at a place agreed upon in writing by NMH and NMAC.

ARTICLE III

Representations and Warranties of NMAC

NMAC represents and warrants to the NMH that as of the date hereof and on the Closing Date:

Section 3.01  Organization and Limited Partnership Authority.  NMAC is duly formed, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. This Agreement has been duly executed and delivered by NMAC, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of NMAC. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up NMAC.

Section 3.02  Agreement Not in Breach of Other Instruments.  The execution and delivery of this Agreement, the consummation of the transaction contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which NMAC is a party or by which it is bound, its articles of incorporation and by-laws, any judgment, decree, order or award of any court, governmental body or arbitrator by which NMAC is bound, or any law, rule or regulation applicable to NMAC which would have a material effect on the transaction contemplated hereby.

Section 3.03  No Legal Bar.  NMAC is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transaction contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against NMAC that questions the validity of this Agreement, the transaction contemplated hereby or any action that has been taken by any of the parties in connection herewith or in connection with the transaction contemplated hereby.

ARTICLE IV

Representations and Warranties of NMH

NMH represents and warrants to NMAC that as of the date hereof and on the Closing Date:

Section 4.01  Organization and Corporate Authority.  NMH is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. This Agreement has been duly executed and delivered by NMH, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of NMH. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up NMH.

Section 4.02  Agreement Not in Breach of Other Instruments.  The execution and delivery of this Agreement, the consummation of the transaction contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which NMH is a party or by which it is bound, the Articles of Incorporation and Bylaws of NMH, any judgment, decree, order or award of any court, governmental body or arbitrator by which NMH is bound, or any law, rule or regulation applicable to NMH.

Section 4.03  No Legal Bar.  NMH is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transaction contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against NMH that questions the validity of this Agreement, the transaction contemplated hereby or any action that has been taken by any of the parties in connection herewith or in connection with the transaction contemplated hereby.

Section 4.04  Good and Marketable Title to Shares.  NMH is the registered owner of all of the Shares and now has, and at the Closing will have and convey to NMAC, good and marketable title to the Shares, free and clear of any and all Encumbrances.

Section 4.05  Right to Enter Agreement.  NMH has the full right, power and authority to enter into this Agreement and to transfer, convey and sell to NMAC at the Time of Closing the Shares and upon consummation of the purchase contemplated hereby, NMAC will acquire from NMH good and marketable title to the Shares, free and clear of all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

ARTICLE V

Representations and Warranties of
NMH Regarding Aegean Sea Holdings and the Vessel-Owning Subsidiaries

NMH represents and warrants to NMAC that as of the date hereof and on the Closing Date:

Section 5.01  Organization Good Standing and Authority.  Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and the Cayman Islands. Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary has full corporate power and authority to carry on its business as it is now, and has since its incorporation been, conducted, and is entitled to own, lease or operate the properties and assets it now owns, leases or operates and to enter into legal and binding contracts. Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary is qualified to do business, is in good standing and has all required and appropriate licenses and authorizations in each jurisdiction in which its failure to obtain or maintain such qualification, good standing, licensing or authorization would have a material adverse effect on the condition (financial or otherwise), assets, properties, business or prospects of such entity taken as a whole. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.02  Capitalization.  (a) The Shares consist of the shares listed next to Aegean Sea Holdings in Schedule B.  The Shares have been duly authorized and validly issued and are fully paid and non-assessable, and constitute the total authorized, issued and outstanding capital stock of Aegean Sea Holdings. There are not, and on the Closing Date there will not be, outstanding (i) any options, warrants or other rights to purchase from Aegean Sea Holdings any capital stock of Aegean Sea Holdings, (ii) any securities convertible into or exchangeable for shares of such capital stock or (iii) any other commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of Aegean Sea Holdings.

(b) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Vessel-Owning Subsidiary are: (i) duly authorized, validly issued, fully paid, non-assessable; (ii) owned by Aegean Sea Holdings free and clear of all liens and encumbrances except for those liens and encumbrances under the Credit Agreements; and (iii) free of any restriction, including, without limitation, any restriction which restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest except for restrictions under the Credit Agreements. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which any Vessel-Owning Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Vessel-Owning Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Vessel-Owning Subsidiary.

Section 5.03  Organizational Documents.  NMH has supplied to NMAC true and correct copies of the organizational documents of Aegean Sea Holdings and each Vessel-Owning Subsidiary, as in effect on the Closing Date (the “Organizational Documents”) and no amendments will be made to the Organizational Documents prior to the Closing Date without the prior written consent of NMAC (such consent not to be unreasonably withheld).

Section 5.04  Agreement Not in Breach of Other Instruments.  Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will violate, or result in a breach of, any of the terms and provisions of, or constitute a default under, or conflict with, or give any other party thereto a right to terminate any agreement or other instrument to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party or by which it is bound including, without limitation, its articles of incorporation and bylaws or any judgment, decree, order or award of any court, governmental body or arbitrator applicable to Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.05  Litigation.

(a) There is no action, suit or proceeding to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party (either as a plaintiff or defendant) pending before any court or governmental agency, authority or body or arbitrator; there is no action, suit or proceeding threatened against Aegean Sea Holdings or any Vessel-Owning Subsidiary; and, to the best knowledge of NMH, there is no basis for any such action, suit or proceeding;

(b) Neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary has been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of Aegean Sea Holdings or any Vessel-Owning Subsidiary; and

(c) There is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Aegean Sea Holdings or any Vessel-Owning Subsidiary to take any action of any kind with respect to its business, assets or properties.

Section 5.06  Indebtedness to and from Officers, etc.  Neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary will be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of any of NMH or any spouse, child, or other relative or any affiliate of any such person, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.07  Contracts and Agreements.  All contracts and agreements, written or oral, to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party or by which any of its assets are bound, including each Vessel Agreement (the “Contracts”), have been disclosed to NMAC. No other contracts or agreements, written or oral, will be entered into by Aegean Sea Holdings or any Vessel-Owning Subsidiary prior to the Closing Date without the prior consent of NMAC (such consent not to be unreasonably withheld).

(a) Each of the Contracts is a valid and binding agreement of Aegean Sea Holdings and of each Vessel-Owning Subsidiary, as applicable, and to the best knowledge of NMH, of all other parties thereto;

(b) Aegean Sea Holdings and each Vessel-Owning Subsidiary has fulfilled all material obligations required pursuant to its Contracts to have been performed by it prior to the date hereof and has not waived any material rights thereunder; and

(c) There has not occurred any material default under any of the Contracts, or to the best knowledge of NMH, on the part of any other party thereto nor has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of Aegean Sea Holdings or any Vessel-Owning Subsidiary, as applicable, under any of the Contracts nor, to the best knowledge of NMH, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Contracts.

Section 5.08  Compliance with Law.  The conduct of business by each of Aegean Sea Holdings and each Vessel-Owning Subsidiary on the date hereof does not violate any laws, statutes, ordinances, rules, regulations, decrees, orders, permits or other similar items in force on the date hereof (including, but not limited to, any of the foregoing relating to employment discrimination, environmental protection or conservation) of any country, province, state or other governing body, the enforcement of which would materially and adversely affect the business, assets, condition (financial or otherwise) or prospects of Aegean Sea Holdings or any Vessel-Owning Subsidiary, nor has Aegean Sea Holdings or any Vessel-Owning Subsidiary received any notice of any such violation.

Section 5.09  No Undisclosed Liabilities.  Other than obligations under the Credit Agreements and the legal fees and other expenses relating to the negotiation and execution of the Contracts and the Credit Agreements , neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary (or the Vessel owned by it) has any other liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation).

Section 5.10  Title to Vessels.  Upon delivery, each Vessel-Owning Subsidiary will be the registered owner of the applicable Vessel.

Section 5.11  No Encumbrances.  Each Vessel-Owning Subsidiary and its applicable Vessel will be free of all Encumbrances other than the Encumbrances appearing in the ship registry of the Vessel and those arising under the applicable Credit Agreements and the Contracts.

Section 5.12  Condition.  Each Vessel will be (i) adequate and suitable for use by the applicable Vessel-Owning Subsidiary in its business, ordinary wear and tear excepted; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes and in good running order and repair; (iii) insured against all risks, and in amounts, consistent with common industry practices; (iv) in compliance with maritime laws and regulations; (v) in compliance in all material respects with the requirements of its class and classification society; and (vi) all class certificates of the Vessel will be clean and valid and free of recommendations affecting class.

Section 5.13  Disclosure of Information.  NMH has disclosed to NMAC all material information on, and about, Aegean Sea Holdings and each Vessel-Owning Subsidiary and the Vessels and all such information is true, accurate and not misleading in any material respect. Nothing has been withheld from the material provided to NMAC that would render such information untrue or misleading.

ARTICLE VI

Pre-Closing Matters

Section 6.01  Covenants of NMH Prior to the Closing.  From the date of this Agreement to the Closing Date, NMH shall cause Aegean Sea Holdings and each Vessel-Owning Subsidiary to conduct its businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted. NMH shall not, and shall not permit Aegean Sea Holdings or any Vessel-Owning Subsidiary to, take any action that would result in any of the conditions to the assignment and transfer of Shares set forth in Article VII not being satisfied. In addition, NMH hereby agrees and covenants that it:

(a) shall cooperate with NMAC and use its reasonable best efforts to obtain, at or prior to the Closing Date, any consents required in respect of the transfer of the rights and benefits under the Contracts;

(b) shall use its reasonable best efforts to take or cause to be taken promptly all actions and to do or cause to be done all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transaction contemplated by this Agreement and to cooperate with NMAC in connection with the foregoing, including using all reasonable best efforts to obtain all necessary consents, approvals and authorizations from each Governmental Authority and each other Person that are required to consummate the transaction contemplated under this Agreement;

(c) shall take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the assignment and transfer of the Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby;

(d) shall not amend, alter or otherwise modify or permit any amendment, alteration or modification of any material provision of or terminate the Vessel Agreements without the prior written consent of NMAC, not to be unreasonably withheld or delayed;

(e) shall not exercise or permit any exercise of any rights or options contained in the Vessel Agreements, without the prior written consent of NMAC, not to be unreasonably withheld or delayed;

(f) shall consult with NMAC regarding all material decisions to be made pursuant to each Vessel Agreement, and shall make such decisions only with the prior approval of NMAC, not to be unreasonably withheld or delayed;

(g) shall cause Aegean Sea Holdings and each Vessel-Owning Subsidiary to observe and perform in a timely manner, all of its covenants and obligations under its Vessel Agreement, if any, and (i) in the case of a default by another party thereto, it shall forthwith advise NMAC of such default and shall, if requested by NMAC, enforce all of Aegean Sea Holdings and any Vessel-Owning Subsidiary’s rights under such Vessel Agreement in respect of such default; and (ii) in the case of a breach or anticipated breach of any Vessel Agreement by any Vessel-Owning Subsidiary, it shall permit NMAC to cure on its behalf such breach or anticipated breach and shall promptly reimburse NMAC for any and all costs that NMAC may expend in order to effect such cure; and

(h) shall not cause or, to the extent reasonably within its control, permit any Encumbrances to attach to any Vessel except for Encumbrances under the Credit Agreements.

Section 6.02  Covenant of NMAC Prior to the Closing.  NMAC hereby agrees and covenants that during the period of time after the date of the Agreement and prior to the Closing Date, NMAC shall, in respect of the Shares to be transferred on the Closing Date, take, or cause to be taken, all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the acceptance of the Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby.

ARTICLE VII

Conditions Of Closing

Section 7.01  Conditions of NMH.  The obligation of NMH to assign and transfer the Shares is subject to the satisfaction (or waiver by NMH) on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of NMAC made in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b) NMAC shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by NMAC by the Closing Date;

(c) no legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Shares;

(e) NMAC shall have replaced NMH as a guarantor of (i) the Credit Agreements relating to financing for the purchase of the Vessels and (ii) any performance or similar guaranties to any shipbuilder or seller relating to the Vessels, each in form and substance reasonably satisfactory to each of NMH and NMAC;

(f) NMAC shall have reimbursed NMH for all out of pocket costs and expenses incurred in connection with the transactions contemplated hereby, including, but not limited to, all costs and expenses incurred in forming and maintaining Aegean Sea Holdings and the Vessel-Owning Subsidiaries, costs and expenses incurred in connection with the negotiation, execution and delivery of the Credit Agreements and the Vessel Agreements and any payments made by NMH, Aegean Sea Holdings or the Vessel-Owning Subsidiaries under the Vessel Agreements, except to the extent such payments were funded by funds drawn from the Credit Agreements; and

(g) all proceedings to be taken in connection with the transaction contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to NMH, and NMH shall have received copies of all such documents and other evidence as it may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

Section 7.02  Conditions of NMAC.  The obligation of NMAC to accept delivery of the Shares is subject to the satisfaction (or waiver by NMAC) on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of NMH in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b) NMH shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by NMH by the Closing Date;

(c) no legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the assignment and transfer of the Shares;

(d) the stockholders of NMAC shall have approved of the transactions contemplated hereby and less than 40% of the shares of common stock sold in the Initial Public Offering both vote against the vessel acquisition proposal and properly exercise their conversion rights;

(e) NMAC shall have received written consents from all third parties necessary or appropriate to effect the purchase and sale of the Shares, if any; and

(f) all proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to NMAC and its counsel, and NMAC shall have received copies of all such documents and other evidence as it or its counsel may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01  Termination of Agreement.  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the assignment and transfer of the Shares contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of NMH and NMAC; or

(b) by NMH if any of the conditions set forth in Section 7.01 shall have become incapable of fulfillment, and shall not have been waived by NMH; or

(c) by NMAC if any of the conditions set forth in Section 7.02 shall have become incapable of fulfillment, and shall not have been waived by NMAC; or

(d) by written notice by either NMAC or NMH, if, at the meeting of NMAC’s stockholders to vote upon the approval of this Agreement and the transactions contemplated hereby (including any adjournment or postponement thereof at which this Agreement is voted upon), the approval by the stockholders of NMAC shall not have been obtained.

provided, however, that the party seeking termination pursuant to clause (b), (c) or (d) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.02  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each Party hereto. By an instrument in writing NMAC, on the one hand, or NMH, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

Indemnification; Trust Fund Waiver

Section 9.01  Indemnity by NMH.  NMH shall be liable for, and shall indemnify NMAC and each of its directors, employees, agents and representatives (the “NMAC Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such NMAC Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, NMH in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by NMH.

Section 9.02  Indemnity by NMAC.  NMAC shall indemnify NMH and its affiliates and each of their respective officers, directors, employees, agents and representatives (the “NMH Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such NMH Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, NMAC in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by NMAC.

Section 9.03  Trust Fund Waiver.  NMH acknowledges that NMAC is a blank check company formed for the purpose of acquiring one or more businesses or assets (an “Initial Business Combination”). NMH further acknowledges that NMAC’s sole assets consist of the cash proceeds of the IPO and private placements of its securities, in each case, consummated on July 1, 2008, and that substantially all of those proceeds have been deposited in a trust account with a third party (the “Trust Fund”) for the benefit of NMAC, certain of its public stockholders and the underwriters of the IPO. The monies in the Trust Fund may be disbursed only (1) to NMAC in limited amounts from time to time (and in no event more than $3,600,000 in total) in order to fund NMAC’s working capital requirements; (2) if NMAC completes an Initial Business Combination, to certain dissenting public shareholders, to the underwriters in the amount of underwriting discounts and commissions they earned in the IPO but whose payment they have deferred, and then to NMAC; and (3) if NMAC fails to complete an Initial Business Combination within the allotted time period, or within an extended period such extended period is approved, and liquidates, subject to the terms of the agreement governing the Trust Account, to NMAC in limited amounts to permit NMAC to pay the costs and expenses of its liquidation and dissolution, and then to NMAC’s public shareholders (as such term is defined in the agreement governing the Trust Account). For and in consideration of NMAC’s entering into this Agreement, the receipt and sufficiency of which is hereby acknowledged, NMH hereby irrevocably waives any right, title, interest or claim of any kind (any “Claim”) they have or may have in the future in or to any monies in the Trust Fund and agree not to seek recourse against NMAC’s directors or officers, the Trust Fund or any funds distributed therefrom (except amounts released to NMAC as described in clause (1) of the preceding sentence), as a result of, or arising out of, any Claims against NMAC arising under this Agreement and the other transactions and transaction documents contemplated thereunder.

ARTICLE X

Miscellaneous

Section 10.01  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Republic of the Marshall Islands applicable to contracts made and to be performed wholly within such jurisdiction without giving effect to conflict of law principles thereof.

Section 10.02  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

Section 10.03  Complete Agreement.  This Agreement and Schedules hereto contain the entire agreement between the parties hereto with respect to the transaction contemplated herein and, except as provided herein, supersede all previous oral and written and all contemporaneous oral negotiations, commitments, writings and understandings.

Section 10.04  Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.05  Severability.  If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 10.06  Third Party Rights.  A person who is not a party to this Agreement has no right to enforce or to enjoy the benefit of any term of this Agreement.

Section 10.07  Notices.  Any notice, claim or demand in connection with this Agreement shall be delivered to the parties at the following addresses (or at such other address or facsimile number for a party as may be designated by notice by such party to the other party):

(a) if to Navios Maritime Holdings Inc., as follows:

85 Akti Miaouli Street, Piraeus, Greece 185 38

(b) if to Navios Maritime Acquisition Corporation, as follows:

85 Akti Miaouli Street, Piraeus, Greece 185 38

Attention: Vasiliki Papaefthymiou

and any such notice shall be deemed to have been received (i) on the next working day in the place to which it is sent, if sent by facsimile or (ii) forty eight (48) hours from the time of dispatch, if sent by courier.

[Remainder of page intentionally left blank; signature page to follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name:     Vasiliki Papaefthymiou
Title:     Director

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou
Title:     Director

SCHEDULE A

VESSEL-OWNING SUBSIDIARY AND VESSEL

Vessel-Owning Subsidiary	Jurisdiction	Vessel Name or Type	Delivery Date(1)
Amorgos Shipping Corporation	Marshall Islands	Chemical Tanker	9/30/2010
Andros Shipping Corporation	Marshall Islands	Chemical Tanker	11/30/2010
Antiparos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q1 2012
Ikaria Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q2 2012
Kos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q3 2012
Mytilene Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q3 2012
Sifnos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Skiathos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Syros Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Ios Shipping Corporation	Cayman Islands	LR1 Product Tanker	May 2010
Skopelos Shipping Corporation	Cayman Islands	LR1 Product Tanker	May 2010
Rhodes Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2011
Crete Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2011
Tinos Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2012(2)
Thera Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2012(2)

(1)	Estimated.

(2)	Subject to the exercise by NMAC of an option to acquire the Vessel, which expires in January 2011.

SCHEDULE B

CAPITALIZATION

Number of Shares

Aegean Sea Maritime Holdings Inc.	500